

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Fernando Oswaldo Leonzo
Chairman and Chief Executive Officer
Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, New York 11101

> **Re: Hispanica International Delights of America, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 23, 2013**
> **File No. 333-190788**

Dear Mr. Leonzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please include the registration statement file number and date filed on the cover of the registration statement.

4. We note that you indicate that the registration fee was determined in accordance with Rule 457(e). Rule 457(e) addresses securities are to be offered to existing security holders and the portion, if any, not taken by such security holders is to be reoffered to the general public. The registration statement does not appear to cover securities offered to existing security holders. Please revise indicate how your registration statement fee was calculated.

5. Please revise to include in your prospectus a section addressing the material terms of the exclusive brand licensing agreement between the company and GRAN NEVADA Beverage, Inc.

6. Please revise your prospectus to include the information required by Item 407(e)(4) of Regulation S-K.

7. We note that the company is registering 1,562,500 shares of common stock for "resale." We also note that Michael Gunther is selling 900,000 shares and that he beneficially owns approximately 29% of the company's outstanding shares of common stock. Additionally, we note that it appears that affiliates of the company own approximately 7,850,000 shares out of 10,237,500 shares outstanding as of August 20, 2013. Finally, we note that the selling shareholders have held their shares for less than six months. Given these factors, it appears that this offering is an offering where the selling shareholders are actually underwriters selling on behalf of an issuer. Note that under Rule 415(a)(4) of the Securities Act, a registration statement relating to an "at the market offering" on behalf of the company may only be made if the company is S-3 eligible. Because the company is not S-3 eligible, any offering by underwriters on behalf of the company must be made at a fixed price for the duration of the offering. Please revise your registration statement accordingly or advise us of the company's basis for determining that the selling shareholder transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Prospectus Cover Page

8. We note your statement that this prospectus related to periodic offers and sales of 3,562,500 shares of common stock by our company and the selling security holders. It does not appear to us that the company can conduct a delayed offering. Advise us how the company's delayed offering of common stock is permissible under Rule 415.

9. Please revise your cover page to indicate that there is no market for the company's common stock.

10. Please revise to address the terms of the selling shareholders offering and specifically state the amount of net proceeds to the selling shareholders. We may have additional comments.

11. Please revise the last sentence in your legend on page ii to indicate that the prospectus is "not soliciting an offer to buy these securities in any state where the <u>offer or</u> sale is not permitted."

Summary of Our Offering, page 1

Prospectus Summary, page 1

Our Business, page 1

12. Please revise to indicate the date the company was incorporated.

13. Here and on page 17 you indicate that Gran Nevada brand products generated estimated revenues of $500,000 during 2012. In each of these locations, please revise your disclosure to also indicate, if true, that you have never earned any revenues and that Gran Nevada's revenues are not indicative of your current or future revenues.

14. We note your disclosure indicating the company's business objectives. Please revise to also address the current status of the company's operations. Specifically address whether the company has any manufacturing plants and whether the company has sold any products in the food and/or beverage market. Clarify the business the company has conducted to date. Indicate how the company markets its products and the geographic area where the company is attempting to sell those products. We may have further comment.

15. Please revise to indicate the products that the company currently manufactures or sells. We note your disclosure that the GRAN NEVADA has a line of 8 products.

16. Specifically indicate the royalty fees on the GRAN NEVADA products that the company is currently selling or attempting to sell.

Risk Factors

We are seeking additional financing to expand out intended acquisition …, page 4

17. Please revise this risk factor to indicate the amount of funding needed to continue the company's operations for the next 12 months.

18. We note your statement that you need additional capital to "grow our core competencies". Please revise to identify the core competencies the company is addressing. You also state that you will be required to fund the growth of our existing operations through the sale of equity shares. Also revise to identify the existing operations the company is addressing.

We are controlled by current officers, directors and principal stockholders, page 5

19. Please revise your risk factor subheading to address the risks to the investors being addressed.

20. Please revise this risk factor to indicate the number of voting shares held by the controlling shareholders. Also indicate the number of votes controlled by them.

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 5

21. Please revise your risk factor to indicate the amount of dilution per share that investors will incur.

There is currently no market for Hispanica International Delights of America ..., page 5

22. Please revise to address the risks to investors resulting from the lack of a market for the company's common stock.

Future sales of the Company's common stock by the selling shareholders could cause our stock price to decline, page 7

23. Please revise to indicate the amount of shares held by the selling shareholders that would be available for sale on the market.

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 7

24. Please revise to delete this duplicate risk factor.

Use of Proceeds, page 8

25. Please revise your use of proceeds section to clarify the noted use of proceeds. For example, clarify the meaning of the phrases "allocated to Production Capacity for our licensed brands" and "operating costs associated with the distributor acquisition." Does the company have a manufacturing facility for the licensed products? Does the company have specific distributor that it plans on acquiring? What is the allocation of "costs of additional brand acquisitions?" Is there a difference between "allocated to Production Capacity" and "allocated to Cost of Good and Production Capacity?" Revise to clearly indicate the use of proceeds from the offering.

26. We note that the company has a loan payable to a related party. Specifically address whether any of the proceeds of the offering will be used to pay the related party loan.

27. Revise to discuss the company's plans if only a minimum amount of proceeds are raised such as 10% or less of the maximum offering amount.

28. We note that you indicate that $125,000 will be allocated to "Working Capital." Please revise to indicate the anticipated amounts and uses for the working capital proceeds.

29. We note that you indicate that you will allocate $125,000 for the operating costs associated with the distributor acquisition. If known, identify the distributor to be acquired. Address the nature of the business to be acquired, the status of any negotiations and provide a brief description of the business to be acquired. We may have further comment.

Dilution, page 9

30. We note you indicate that "dilution represents the difference between the offering price of the shares of Common Stock and the net book value per share of common stock immediately after completion of the offering." Your definition of dilution is not correct. Please revise to provide an accurate definition of dilution and revise your dilution table accordingly. See Item 506 of Regulation S-K.

31. Please revise to provide the amount of dilution to investors at the various levels of funding received from the offering. Indicate the dilution to investors at the 25%, 50%, 75% and 100% funding levels.

32. Please revise to provide a comparison of the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. Also compare the percentage of ownership held by the public investors to the percentage of ownership held by the officers, directors, promoters and affiliated persons.

Plan of Distribution, page9

33. We note your statement that "Our officers and directors have not, during the last twelve months, and will not, during the next twelve months, offer or sell securities for any other Issuer other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of the Act" (emphasis added). Please revise to clarify that your officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of the Act.

Selling Security Holders, page 10

34. Briefly outline the plan of distribution of the securities to be offered by the selling stockholders.

35. Please revise to identify the natural persons who maintain voting or investment control over each entity listed in the table. For guidance, refer to Question 140.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

36. Please revise to indicate whether any of the selling shareholders are a broker-dealer or affiliate of a broker-dealer.

37. Please revise to indicate the relationship between Michael Gunther and Robert Gunther, if any.

38. Please revise to indicate when and how the selling shareholders acquired the shares being offered and describe the terms of the transaction in which the selling stockholders acquired the shares.

39. For each selling shareholder, disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Description of Securities, page 14

40. Please revise to provide a reconciliation of the number of shares outstanding pre- and post-split that resulted in 10,237,500 shares outstanding as of August 20, 2013, here or in another appropriate location in the registration statement.

41. We note your statement on page 14 that "the outstanding shares of common stock are, when issued, fully paid and non-assessable." Please remove the statement that "the outstanding shares of common stock are, when issued, fully paid and non-assessable" or attribute the statement to legal counsel and file counsel's consent.

Non-cumulative Voting, page 14

42. Please revise to clarify the meaning of "the remaining shares will not be able to elect any of AEP's directors."

Preferred Stock, page 15

43. Please revise to identify the "Company's founders".

Description of Business

44. Briefly address how the company is planning on manufacturing its products.

Background, page 17

45. You disclose here that your fiscal year end is July 31. Please also state your current fiscal year end in the Company Data section of EDGAR.

Business of Issuer, page 17

46. Please revise to clarify the geographic area of the exclusive brand licensing agreement with GRAN NEVADA Beverage, Inc. Also clarify whether GRAN NEVADA will also be able to sell its products under the licensing agreement with the company.

The Market, page 17

47. We note the statements based on information from the Packaged Facts reports on pages 17 and 18. Please revise to indicate whether these Packaged Facts reports are publicly available and provide website addresses. If the documents are not publicly available, please provide copies of the reports to us, appropriately marked to highlight the sections relied upon for your statements in the prospectus.

48. Please revise the disclosure to explain the relationship between the "variety of starters on menus" to opening "the door for trying new beverages."

49. We do not understand your statement that "HIDA is growing by filling unmet demand by an increasing number of Hispanic consumers." We note that the company has not had any revenues as of May 31, 2013. Please revise to delete the noted statement.

50. Please provide support for the statement that "the market targeted by HIDA, however, remain robust and relatively lower valuation ratios enable the Company to make acquisitions less expensively …."

Market Segmentation, page 19

51. We note your statement that "HIDA is responding to this by creating product lines that are in the highest demand by this demographic." It appears from your disclosure that the product lines are created by GRAN NEVADA. Please advise us or revise your disclosure as appropriate.

52. We note your statement that "HIDA's sales will jump from the acquisition of a distributor shortly after financing …." Please advise us if the company is in negotiations with a specific distributor company. If the company is not currently in negotiations with a specific company, then advise us of the basis for the company's assertion that sales will increase with the acquisition of a distributor.

Our Products, page 20

53. Please revise to clarify which products the company is going to sell or distribute.

Business Growth Objectives, page 21

Strategies, page 21

54. Please revise to clarify the statement that "[a] few regional distributors have been selected that already have established large number of strategically located POS…." It is unclear who has selected these distributors and for what purpose. Also clarify whether the company currently has any business relationships with any of the "few regional distributors."

Marketing Strategy, page 22

55. Revise to provide the basis for your statement that "HIDA has vast marketing and distribution experience …."

56. Please revise the disclosure to clarify how the information in the second paragraph related to consulting fits within your business strategy. Additionally, explain the statement that "management [is not] precluded from such activity independently."

57. Briefly indicate the company's budget allocated for advertising.

58. Please revise the disclosure to clarify how the amount spent on advertising for different types of beverages in the fifth paragraph relates to your marketing strategy.

59. Revise to provide the basis for your statement that "incremental spending against this segment will result in a return above and beyond initial investment."

Competition, page 23

60. Please revise to address company's competitive position in the beverage industry and the principal methods of competition.

Description of Property, page 23

61. Please revise to indicate that the company leases its office space from its chief executive officer.

Management's Discussion and Analysis or Plan of Operation, page 24

Plan of Operation, page 24

62. Please revise the disclosure to clarify the statement that "[t]he money we raise in this offering will last 12 months" given that you may not raise any money.

63. Please clarify the amount of funding needed by the company to operate for the next 12 months.

64. We note your statement that "the company has commenced implementation of its fully planned principal operations and strategic business plan pursuant to an exclusive license agreement with GRAN NEVADA Beverage, Inc." Please revise to address the steps taken in the commenced implementation of the business plan.

65. Please revise to indicate your amount of working capital as of May 31, 2013.

66. We note that you state "if HIDA does not raise at least the minimum offering amount it will be unable to establish a base of operations … it will be unable to generate any revenues in the future." Please revise your statement given that you indicate on the cover page that there is no minimum offering amount. Please clarify the dollar amount you need to raise to establish operations.

67. Please briefly address whether the company has any material commitments for capital expenditures as of May 31, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 26

68. Please reconcile the information in this table with the information contained in the selling shareholder table. We note that the selling shareholder table indicates that Michael Gunther owns 29% of your shares of common stock and Trident Merchant Group, Inc. owns 5.3%.

69. Please provide the information required by Item 403 of Regulation S-K for the outstanding Series A preferred stock.

70. Please revise to indicate the amount of securities held by the officers and directors as a group. Also indicate how many people are in the officer and director group.

Executive Compensation, page 26

Summary Compensation Table, page 26

71. Please revise the disclosure to clarify the reference to the fiscal year ended December 31, 2013, or advise.

72. Please revise the first paragraph in this section to clearly indicate that the summary compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

73. Please consider revising your summary compensation table to include a column indicating the total amount of compensation.

74. Please disclose any director compensation information in a separate table, as required by Item 402(r) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 27

Executive Officers and Directors, page 27

75. We note that Mr. Gunther signed the signature page as a director of the company. Please identify Mr. Gunther as a director, if appropriate.

76. Please disclose your officers' and directors' business experience during the past five years, including principal occupations and employment, the name and principal business of employers, and dates of employment. See Item 401(e) or Regulation S-K.

77. Please remove those portions of the officers' and directors' biographies that do not provide an objective background of their experience. For example, we note the statement in Mr. Gunther's biography that he drove millions in sales for major accounts.

78. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individuals should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 29

79. Please revise to briefly identify the officers and directors who received "founder's shares" and also indicate the amount of shares received by each officer or director. Also indicate what consideration was paid by the officers or directors for their "founder's shares."

80. Please provide all the information required by Item 404(c)(1) and (2) of Regulation S-K. For example, we note the reference to a loan payable from a related party in note 2 to the financial statements, and that the company leases office space from its founder and chief executive officer. See Instruction 1 to Item 404 of Regulation S-K.

81. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K regarding the exclusive brand licensing agreement between the company and GRAN NEVADA Beverage, Inc. We note your disclosure that Mr. Leonzo was the president for GRAN NEVADA founded in 2010.

Financial Statements

Report of Independent Auditor

82. Please file the audit report of David A. Aronson, CPA, P.A. and ensure you provide a currently dated consent.

Consolidated Financial Statements

General

83. We note your disclosure that Gran Nevada Beverage, Inc. is a related party through common ownership and management. The licensing agreement with Gran Nevada appears to provide you with the exclusive right to sell and distribute all of Gran Nevada's products in the United States, Mexico and Canada. As a result, it appears that you may have in essence assumed substantially all of the prior business of Gran Nevada. Please tell us why the financial statements of Gran Nevada have not been included in the filing as predecessor financial statements and explain to us the substantive difference(s) between your expected revenue-generating activities and the historical revenue generating activities of Gran Nevada before the licensing agreement. Please also separately provide us with the ownership and management structure of Gran Nevada.

84. On page 14, you say that the 1 for 2 reverse split was effected on August 1, 2013. Accordingly, please revise your historical financial statements to give retroactive effect to the reverse split. Refer to ASC 260-10-55-12.

Recent Sales of Unregistered Securities, page 40

85. Please include all information required by Item 701 of Regulation S-K for each transaction. For example, we note the disclosure in notes 3 and 7 to the financial statements. For each transaction, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and also include a brief statement of the facts relied upon to make the exemption available.

Exhibits

86. Exhibits 3.1, 3.2 and 5.1 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file all exhibits in the proper format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

87. Please file as an exhibit to your registration statement the promissory note evidencing the $7,500 loan. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

88. The legal opinion should clearly indicate in an introductory paragraph that it is opining on the shares being sold by the company and the selling shareholders. The opinion should indicate that the resale shares "are" legally issued, fully paid and non-assessable. The opinion should also indicate that the shares being sold by the company "will be, once sold" legally issued, fully paid, and non-assessable. See Staff Legal Bulletin No. 19 II.B.1.a. and 2.h, available at http://www.sec.gov/interps/legal/cfslb19.htm.

89. We note the statement in paragraph 4. The company also has outstanding preferred shares. Please have counsel revise or advise.

90. We note the statement in paragraph 7. The registration statement indicates that the company is registering 1,562,500 shares for sale by selling shareholders. Please have counsel revise or advise.

Exhibit 10.1

91. Please file the executed license agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3476, or Rufus Decker, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Joseph R. Sanchez, Esq.